Item 77I(b) Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i, Articles Supplementary to Articles of Incorporation dated as of February 4, 2013 (the “Supplement”) of Lord Abbett Global Fund (the “Corporation”) authorized: (i) the establishment of a new series of shares of the Corporation to be designated the “Lord Abbett Emerging Markets Local Bond Fund;” (ii) the establishment of the following classes of the Lord Abbett Emerging Markets Local Bond Fund: Class A, Class C, Class F, Class I, Class R2, and Class R3; and (iii) to classify and reclassify unissued shares of stock of the Corporation and to classify a series into one or more classes of such series.

The Supplement is hereby attached as Item 77Q1(a) and 77Q1(d)